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                             August 8, 2022

       Howard W. Lutnick
       Chief Executive Officer
       CF Acquisition Corp. VI
       110 East 59th Street
       New York, NY 10022

                                                        Re: CF Acquisition
Corp. VI
                                                            Amendment No. 4 to
Registration Statement on Form S-4
                                                            Filed August 1,
2022
                                                            File No. 333-262725

       Dear Mr. Lutnick:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 29, 2022 letter.

       Amendment No. 4 to Registration Statement on Form S-4/A Filed on August 1, 2022

       General

   1. Refer to your disclosure in the third to final paragraph in the Notice of Special Meeting.
                                                        Where you disclose that
Mr. Pavlovski will hold 85% of the voting power of the
                                                        Combined Entity   s
capital stock, disclose that Mr. Pavlovski will be the sole recipient of
                                                        Class D shares issued
at closing, the number of votes per share of the Class D Common
                                                        Stock will not be
determined until closing, and that the number of votes per share will be affected by the number
of shares being redeemed in connection with the business
                                                        combination. Also,
state clearly that you are employing a novel capital structure with multiple classes of
common stock and explain why the Class D Common Stock is being issued to Mr. Pavlovski
with this governance structure.
 Howard W. Lutnick
CF Acquisition Corp. VI
August 8, 2022
Page 2
Summary of the Proxy Statement/Prospectus, page 26

2. We note your revised disclosure on page 28 indicating that because of the mandatory redemption of Class D Common stock upon the transfer of any Class A Common Stock or
         ExchangeCo Exchangeable Shares held by Mr. Pavlovski "the more rapidly Mr. Pavlovski will decrease his voting power upon third party transfers of Class A Common Stock or
         ExchangeCo Exchangeable Shares following the Closing." Revise your disclosure to more precisely quantify how the economic ownership of Mr. Pavlovski may deviate significantly from his voting power in the Combined Entity. In doing so:
             Please include an illustrative graph or table with specific scenarios to show how Mr.
              Pavlovski's control of the company will fluctuate depending on the number of votes assigned to the Class D Common Stock at Closing (which depends on the number of redemptions and redemption price) and the rate at which he disposes of his Class A and Class C shares after the closing of the Business Combination. Illustrate under what circumstances Mr. Pavlovski retains majority control of the Combined Entity after Closing. Provide this disclosure based on each of your redemption scenarios
              (which assume the Class D Common Stock will be entitled to 11.250, 10.518, and
              9.786 votes per share as disclosed on page 11).
             Provide risk factor disclosure that thoroughly addresses the potential risks and conflicts of interest presented by the ability of Mr. Pavlovski to retain majority control of the Combined Entity's voting power while reducing, potentially
              significantly, his economic interest in the company   s shares.
             Include disclosure in your "Questions and Answers About the Proposals" describing how the mandatory redemption provisions in the Combined Entity Charter will impact Mr. Pavlovski's control over the Combined Entity in the future.
Certain Forecasted Information for Rumble, page 141

3. We note your revised disclosure on page 141 indicating that "[t]he revenue assumptions utilized in the Future Illustrative Valuation Analysis were based on the following
       assumptions for Rumble   s U.S. MAUs and Rumble   s U.S. Monthly ARPU as
provided by
       Rumble." You also state that CF&Co. used an estimate of Rumble U.S. MAUs and U.S.
       Monthly ARPU to "calculate Rumble's potential revenue." You advise in response to prior comment 2 that "neither the CF VI Board nor CF&Co. relied upon any potential advertising revenue estimates not disclosed in the Amendment." However, your disclosure does not appear to identify the actual revenue estimates that were used in the analysis. With a view towards revised disclosure, clarify how your presentation includes "Rumble's potential revenue" calculations. Specify the actual "revenue
FirstName LastNameHoward W. Lutnick
       assumptions utilized" in the Future Illustrative Valuation analysis that were based on
Comapany    NameCF
       Rumble's   U.S.Acquisition
                       MAUs and Corp.     VI U.S. Monthly ARPU so investors can
ascertain the
                                    Rumble   s
Augustbasis  for Page
        8, 2022  your projections.
                       2
FirstName LastName
 Howard W. Lutnick
FirstName  LastNameHoward  W. Lutnick
CF Acquisition Corp. VI
Comapany
August     NameCF Acquisition Corp. VI
       8, 2022
August
Page 3 8, 2022 Page 3
FirstName LastName
        You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or
Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Faller, Staff
Attorney, at (202) 551-4438 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Javad Husain